UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Marvell Technology Group Ltd.

(Name of Issuer)

Common shares, par value $0.002 per share

(Title of Class of Securities)

G 5876H105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5876H105

1.	Name of Reporting Person. Sehat Sutardja
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 66,331,943 shares *
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 66,331,943 shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,331,943 shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13%
12.	Type of Reporting Person (See Instructions) IN

*	Shares may be deemed beneficially owned by Dr. Sehat Sutardja and include (i) 18,253,334 shares owned by Sutardja Family LLC, a California limited liability company, of which Dr. Sehat Sutardja and Ms. Weili Dai are the managing members, (ii) 46,983,343 shares owned by SSWD LLC, a Delaware limited liability company, of which Dr. Sehat Sutardja and Ms. Weili Dai are the managing members, (iii) 547,633 shares owned by the Sutardja 2012 Irrevocable Trust, of which Dr. Sehat Sutardja was the settlor, and (iv) 547,633 shares owned by the Dai 2012 Irrevocable Trust, of which Ms. Weili Dai was the settlor; provided, however, the Sutardja 2012 Irrevocable Trust and Dai 2012 Irrevocable Trust are irrevocable trusts under which Dr. Sehat Sutardja and Ms. Weili Dai have no voting or dispositive power but for their respective rights to reacquire trust property by substituting other property of an equivalent fair market value. Dr. Sehat Sutardja and Ms. Weili Dai disclaim any and all beneficial interest in the Sutardja 2012 Irrevocable Trust and Dai 2012 Irrevocable Trust, including without limitations the shares held therein, pursuant to Rule 13d-4 of the Exchange Act. Dr. Sehat Sutardja and Ms. Weili Dai are married to each other and live in Nevada, a community property state. As such, each may be deemed to be the beneficial owner (with voting and investment power) with respect to all of the outstanding shares held.

CUSIP No. G5876H105

1.	Name of Reporting Person. Weili Dai
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 66,331,943 shares *
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 66,331,943 shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,331,943 shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13%
12.	Type of Reporting Person (See Instructions) IN

*	Shares may be deemed beneficially owned by Ms. Weili Dai and include (i) 18,253,334 shares owned by Sutardja Family LLC, a California limited liability company, of which Dr. Sehat Sutardja and Ms. Weili Dai are the managing members, (ii) 46,983,343 shares owned by SSWD LLC, a Delaware limited liability company, of which Dr. Sehat Sutardja and Ms. Weili Dai are the managing members, (iii) 547,633 shares owned by the Sutardja 2012 Irrevocable Trust, of which Dr. Sehat Sutardja was the settlor, and (iv) 547,633 shares owned by the Dai 2012 Irrevocable Trust, of which Ms. Weili Dai was the settlor; provided, however, the Sutardja 2012 Irrevocable Trust and Dai 2012 Irrevocable Trust are irrevocable trusts under which Dr. Sehat Sutardja and Ms. Weili Dai have no voting or dispositive power but for their respective rights to reacquire trust property by substituting other property of an equivalent fair market value. Dr. Sehat Sutardja and Ms. Weili Dai disclaim any and all beneficial interest in the Sutardja 2012 Irrevocable Trust and Dai 2012 Irrevocable Trust, including without limitations the shares held therein, pursuant to Rule 13d-4 of the Exchange Act. Dr. Sehat Sutardja and Ms. Weili Dai are married to each other and live in Nevada, a community property state. As such, each may be deemed to be the beneficial owner (with voting and investment power) with respect to all of the outstanding shares held.

Item 1.

	(a)	Name of Issuer Marvell Technology Group Ltd.

	(b)	Address of Issuer’s Principal Executive Offices Marvell Technology Group Ltd. Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda

Item 2.

	(a)	Name of Person Filing Dr. Sehat Sutardja

	(b)	Address of Principal Business Office or, if none, Residence 2715 W. Pebble Road, Las Vegas NV 89123

	(c)	Citizenship United States

	(d)	Title of Class of Securities Common shares, par value $0.002 per share

	(e)	CUSIP Number G5876H105

	(a)	Name of Person Filing Weili Dai

	(b)	Address of Principal Business Office or, if none, Residence 2715 W. Pebble Road, Las Vegas NV 89123

	(c)	Citizenship United States

	(d)	Title of Class of Securities Common shares, par value $0.002 per share

	(e)	CUSIP Number G5876H105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1*.

	(a)	Amount beneficially owned: 66,331,943 shares **

	(b)	Percent of class: 13%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0 shares

		(ii)	Shared power to vote or to direct the vote 66,331,943 shares *

		(iii)	Sole power to dispose or to direct the disposition of 0 shares

		(iv)	Shared power to dispose or to direct the disposition of 66,331,943 shares *

*	Dr. Sehat Sutardja and Ms. Dai are married to each other and live in Nevada, a community property state. As such, each may be deemed to be the beneficial owner (with voting and investment power) with respect to all of the outstanding shares held.
**	Shares may be deemed beneficially owned by the Reporting Persons and include (i) 18,253,334 shares owned by Sutardja Family LLC, a California limited liability company, of which Dr. Sehat Sutardja and Ms. Weili Dai are the managing members, (ii) 46,983,343 shares owned by SSWD LLC, a Delaware limited liability company, of which Dr. Sehat Sutardja and Ms. Weili Dai are the managing members, (iii) 547,633 shares owned by the Sutardja 2012 Irrevocable Trust, of which Dr. Sehat Sutardja was the settlor, and (iv) 547,633 shares owned by the Dai 2012 Irrevocable Trust, of which Ms. Weili Dai was the settlor; provided, however, the Sutardja 2012 Irrevocable Trust and Dai 2012 Irrevocable Trust are irrevocable trusts under which Dr. Sehat Sutardja and Ms. Weili Dai have no voting or dispositive power but for their respective rights to reacquire trust property by substituting other property of an equivalent fair market value. Dr. Sehat Sutardja and Ms. Weili Dai disclaim any and all beneficial interest in the Sutardja 2012 Irrevocable Trust and Dai 2012 Irrevocable Trust, including without limitations the shares held therein, pursuant to Rule 13d-4 of the Exchange Act. Dr. Sehat Sutardja and Ms. Weili Dai are married to each other and live in Nevada, a community property state. As such, each may be deemed to be the beneficial owner (with voting and investment power) with respect to all of the outstanding shares held.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2017
Date

/s/ Sehat Sutardja
Signature

Sehat Sutardja
Name/Title

February 13, 2017
Date

/s/ Weili Dai
Signature

Weili Dai
Name/Title

Exhibit Index

Exhibit Description

99.1	Agreement of Joint Filing dated as of February 13, 2017.